



Shelly Befumo

Co-founder and CFO - Small Biz Support, LLC

Washington D.C. Metro Area

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Small Biz Support, LLC

Strayer University

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500+ connections

Trusted financial advisor and consultant to small businesses with proven success in accounting and financial management. Expert negotiator with banking institutions and supportive vendors to reduce operational expenses, increase revenues, and positively impact overall financial performance. Well o...

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Experience

Co-Founder and CFO
Small Biz Support, LLC
Aug 2017 – Present · 1 yr 2 mos
Washington D.C. Metro Area

Independent Consultant
Small Businesses
Feb 2016 – Present · 2 yrs 8 mos
Washington, DC

 **Controller**
360 Live Media
Jun 2015 – Feb 2016 · 9 mos
Washington, DC

 **Controller**
Phenix Salon Suites Franchising
Jan 2015 – May 2015 · 5 mos
Ashburn, VA

Controller / Law Firm Administrator / Partner
Befumo & Schaeffer, PLLC
Jan 2008 – Jan 2015 · 7 yrs 1 mo
Washington D.C. Metro Area

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Education

 **Strayer University**
Bachelor's Degree, Accounting, 3.8
2005 – 2011

Volunteer Experience

Volunteer
FURNISH A HOME AGAIN INC
Mar 2011 – Mar 2011 • 1 mo
Environment

Skills & Endorsements

Controllership Functions · 15
Brent Bement, CPA, CVA and 14 connections have given endorsements for this skill

Financial Reporting · 14
 Endorsed by **Paul J. Mantegna, CPA, MBA and 1 other who is highly skilled at this**

Financial Planning · 15
Brent Bement, CPA, CVA and 14 connections have given endorsements for this skill

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Interests

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414 members

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 **Harvard Business Review**
5,835,743 followers

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7,892,937 followers

 **Alternative Public Offerings (AP…**
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 **Chief Financial Officer (CFO) Ne…**
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